PRN CORPORATION

600 Harrison Street, 4th Floor

San Francisco, CA 94107

July 19, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dan Zimmerman

Re:	PRN Corporation—Registration Statement on Form 8-A
(File No. 000-50750)
Request for Withdrawal

Dear Mr. Zimmerman:

This letter is filed in reference to the Registration Statement on Form 8-A, Commission File No. 000-50750, of PRN Corporation (the “Registrant”), which was filed on May 7, 2004 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, (the “Form 8-A”). The Registrant hereby requests the immediate withdrawal of the Form 8-A, including all exhibits thereto, without prejudice on the grounds that the Registrant is concurrently withdrawing its Registration Statement on Form S-1.

Sincerely,

/s/ Arthur J. Songey

Arthur J. Songey

Chief Financial Officer